EXHIBIT 99.1

PRESS RELEASE

Azerbaijan: Inauguration of the Absheron gas field

Paris, 1 September 2023 – On the occasion of the inauguration ceremony of the Absheron gas field, whose first development phase started production in early July 2023 and is currently producing 1.5 BCMA (billions of cubic meters per year), Patrick Pouyanné, Chairman and CEO of TotalEnergies, met on Thursday in Baku His Excellency Mr. Ilham Aliyev, President of the Republic of Azerbaijan, as well as Mr. Mikayil Jabbarov, Minister of Economy and Chairman of SOCAR’s Supervisory Board, Mr. Parviz Shahbazov, Minister of Energy, and Mr. Rovshan Najaf, President of SOCAR.

Together they discussed TotalEnergies' projects in Azerbaijan, notably the launch of the second phase of the Absheron development, which will increase the field's production to 5.5 BCMA, in line with Azerbaijan's ambition to supply the European market. TotalEnergies also plans to participate in the development of the country’s renewable energy potential under the Memorandum of Understanding signed in June 2023 to assess and develop 500 MW of renewable wind and solar energies and energy storage systems for the national grid.

“I am very pleased to inaugurate Absheron, alongside the national company SOCAR and our new partner ADNOC. Discovered by our exploration team, this gas field provides additional gas resources to contribute to diversifying gas supply for Europe”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “In line with our multi-energy strategy, we also look forward to supporting Azerbaijan in implementing its own energy transition strategy, through an agreement to develop renewable energy combined with electricity storage.”

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About TotalEnergies in Azerbaijan

TotalEnergies has been present in Azerbaijan since 1996, where it will own a 35% stake in the Absheron gas and condensate field (after completion of sale to ADNOC) and holds a 5% stake in the Baku-Tbilisi-Ceyhan (BTC) pipeline.

The Absheron gas and condensate field is located in the Caspian Sea 100 km south-east of the coast. It is operated by JOCAP (Joint Operating Company of Absheron Petroleum). The production of the first phase of development of started up in early July 2023. This first phase connects a subsea production well to a new gas processing platform, itself linked to SOCAR’s existing facilities in Oil Rocks. It has production capacity of 4 million cubic meters of gas per day and 12,000 barrels a day of condensate. The gas is sold on the domestic market in Azerbaijan.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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